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March 9, 2012		Writer’s Direct Contact
703.760.7798
LBard@mofo.com

Via Edgar and Email

Mr. Daniel Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                               ATS Corporation
Schedule TO-T filed February 28, 2012 by Atlas Merger Subsidiary, Inc. and Salient Federal Solutions, Inc.
SEC File No. 005-81087

Dear Mr. Duchovny:

Atlas Merger Subsidiary, Inc. (the “Purchaser”), a wholly owned subsidiary of Salient Federal Solutions, Inc. (the “Parent”), and Parent are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2012 with respect to the above-referenced filing (the “Comments”).  Set forth below are the Purchaser’s and Parent’s responses to the Comments.  The numbering of the paragraphs corresponds to the numbering of the Comments, which for your convenience we have incorporated into this letter.  Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Offer to Purchase

Summary Term Sheet, page 4

1.                                      We note in the response to “What is the Top-Up Option and when could it be exercised?” that you may only acquire top-up shares to own one share more than 90% of the outstanding shares. Please revise your disclosure to quantify the number of shares available for the top-up option and clearly state whether the available shares would allow you to increase your ownership from 75% of the outstanding shares (thus satisfying the Minimum Condition) to one share more than 90% of the shares.

Response to Comment 1:

We respectfully acknowledge the Staff’s comment, and we will revise the disclosure in the Offer to Purchase to quantify the number of shares available for the top-up option and to clearly state that the available shares would allow us to increase our ownership from 75% of the outstanding shares (thus satisfying the Minimum Condition) to one share more than 90% of the shares.

Introduction, page 11

2.                                      We note your disclosure that “[t]here is no financing condition to the Offer” but that “Purchaser has the right to terminate the Merger Agreement if all conditions to the Offer have been satisfied and financing is not available...” It appears that, despite your language stating otherwise, the offer is subject to a financing condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3 (b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response to Comment 2:

We respectfully acknowledge the Staff’s comment.  We confirm Parent’s and Purchaser’s understanding that, under Rule 14d-3(b)(1), Parent and Purchaser are required to amend the Schedule TO promptly to disseminate a material change in the information previously disclosed.  Parent and Purchaser currently contemplate that upon entering into definitive agreements related to the debt financing, Parent and Purchaser will issue a press release and file a corresponding amendment to the Schedule TO when these agreements have been entered into.  In connection with the announcement, Parent and Purchaser will thereafter ensure that at least five business days are remaining in the offer following this disclosure or the offer will be extended so that at least five business days remain in the offer.

Terms of the Offer, page 12

3.                                      Please tell us why the periods over which you measures the triggering of a condition (pages 13 and 56 of the offer to purchase) begin on February 21, 2012 while the offer was commenced on February 28, 2012. If you do not revise such date to be the same as the offer’s commencement date, please disclose whether any such condition was triggered prior to the commencement of the offer.

Response to Comment 3:

We respectfully acknowledge the Staff’s comment, and we will revise the disclosure in the Offer to Purchase to disclose that, to Parent’s and Purchaser’s knowledge, no conditions were triggered prior to the commencement of the offer.

Certain Information Concerning the Company, page 23

4.                                      Please revise the last paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure.

Response to Comment 4:

We respectfully acknowledge the Staff’s comment, and we will revise the disclosure in the Offer to Purchase to remove the implication that we may disclaim responsibility for our own disclosure.

Source and Amount of Funds, page 25

5.                                      Please revise the disclosure in the second paragraph under the caption “Equity Commitment Letter” to explain the meaning of the phrase “substantially simultaneous consummation of the transactions contemplated by the Merger Agreement” (emphasis added).

Response to Comment 5:

We respectfully acknowledge the Staff’s comment, and we will revise the disclosure in the Offer to Purchase to disclose that the Investors’ commitments under the Equity Commitment Letter are subject to the simultaneous consummation of the transactions contemplated by the Merger Agreement.

Certain Conditions of the Offer, page 55

6.                                      We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time” in the first paragraph of page 57. Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please make similar revisions elsewhere in your offer document, as necessary.

Response to Comment 6:

We respectfully acknowledge the Staff’s comment, and we will revise the disclosure in the Offer to Purchase to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

7.                                      We note the language in the last paragraph in this section that the bidders’ failure “at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response to Comment 7:

We respectfully acknowledge the Staff’s comment, and we confirm our understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, we should inform security holders how we intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

8.                                      Please refer to the same paragraph referenced immediately above. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response to Comment 8:

We respectfully acknowledge the Staff’s comment, and we confirm our understanding that we may be required to extend the offer and recirculate new disclosure to security holders depending upon the materiality of the waived condition and that we may not simply fail to assert a triggered offer condition and effectively waive the condition without officially doing so.

If you have any additional questions or require additional information, please do not hesitate to contact me at (703) 760-7798.

Sincerely,

/s/ Lawrence R. Bard
Lawrence R. Bard

Enclosure

cc:           Thomas E. Dunn, Salient Federal Solutions, Inc.

Appendix

[Salient Federal Solutions Letterhead]

March 8, 2012

Mr. Daniel Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	ATS Corporation
Schedule TO-T filed February 28, 2012 by Atlas Merger Subsidiary, Inc. and Salient Federal Solutions, Inc.
SEC File No. 005-81087

Dear Mr. Duchovny:

In connection with the response to your letter dated March 5, 2012, Atlas Merger Subsidiary, Inc. (“Purchaser”) and Salient Federal Solutions, Inc. (“Parent”) hereby acknowledge that:

•                  Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Parent and Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas E. Dunn
Thomas E. Dunn
Atlas Merger Subsidiary, Inc. and
Salient Federal Solutions, Inc.